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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                    Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                       For the month ended April 30, 2001

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X      Form 40-F
                                   ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes              No  X
                                ---             ---

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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OTHER EVENTS

     On April 2, 2001, Chartered Semiconductor Manufacturing Ltd (the "Company") closed its previously announced offering of US$575,000,000 2.5% Senior Convertible Notes Due 2006.

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878) and Form S-8 (Registration No. 333-89849).


EXHIBITS

1.1 Underwriting Agreement dated March 27, 2001 by and between the Company and Merrill Lynch (Singapore) Pte. Ltd.

4.1 Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

4.2 Supplemental Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

25 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wells Fargo Bank Minnesota, National Association.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: April 4, 2001


                                 CHARTERED SEMICONDUCTOR MANUFACTURING LTD



                                 By:    /s/ Chia Song Hwee
                                        ----------------------------------------
                                 Name:  Chia Song Hwee
                                 Title: Senior Vice President, Chief Financial
                                        Officer and Chief Administrative Officer

                                      S-1
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                                  Exhibit Index

1.1 Underwriting Agreement dated March 27, 2001 by and between the Company and Merrill Lynch (Singapore) Pte. Ltd.

4.1 Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

4.2 Supplemental Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

25 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wells Fargo Bank Minnesota, National Association.